Exhibit 21.1

Subsidiaries of Platinum Holdings

Subsidiary	Jurisdiction of Incorporation
Platinum Underwriters Bermuda, Ltd. .……………………... (100% owned by Platinum Underwriters Holdings, Ltd.)	Bermuda
Platinum Regency Holdings ………..……………….………. (100% owned by Platinum Underwriters Holdings, Ltd.)	Ireland
Platinum Underwriters Finance, Inc. ………………………... (100% owned by Platinum Regency Holdings)	Delaware
Platinum Underwriters Reinsurance, Inc. ………………….. (100% owned by Platinum Underwriters Finance, Inc.)	Maryland
Platinum Administrative Services, Inc..…………………...… (100% owned by Platinum Underwriters Finance, Inc.)	Delaware
Platinum Re (UK) Limited ………...………………………..... (100% owned by Platinum Regency Holdings)	United Kingdom
Platinum UK Services Company Limited .………………….. (100% owned by Platinum Underwriters Bermuda, Ltd.)	United Kingdom